Exhibit (d)(5)

SCHEDULE A

As of November 1, 2024

Annual Investment Sub-Advisory Fee

For the services, payments and facilities furnished by the Sub-Adviser under this Agreement, the Sub-Adviser is entitled to receive from the Adviser the compensation set forth below:

Name of Fund	Effective Date of Agreement and any amendments entered into	Fee
Parametric Dividend Premium Income ETF	November 1, 2024	The Sub-Adviser will retain 100% of the net advisory fees that the Adviser receives from the Portfolio, after taking into account any fee waivers.
Parametric Hedged Equity ETF	November 1, 2024	The Sub-Adviser will retain 100% of the net advisory fees that the Adviser receives from the Portfolio, after taking into account any fee waivers.
Parametric Equity Plus ETF	November 1, 2024	The Sub-Adviser will retain 100% of the net advisory fees that the Adviser receives from the Portfolio, after taking into account any fee waivers.

In case of initiation or termination of the Agreement during any month with respect to a Fund, the fee for that month shall be reduced proportionately on the basis of the number of calendar days during which the Agreement is in effect.

The Funds’ daily net assets shall be computed in accordance with the Amended and Restated Declaration of Trust of the Trust and any applicable votes and determinations of the Trustees of the Trust.

Such compensation shall be paid monthly in arrears. The Sub-Adviser may, from time to time, waive all or a part of the above compensation.